UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

SCHEDULE TO/A

(Amendment No. 3)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHITE ELECTRONIC DESIGNS CORPORATION
(Name of Subject Company (Issuer))

DESERT EQUITY LP
DESERT MANAGEMENT LLC
CAIMAN PARTNERS, L.P.
CAIMAN CAPITAL GP, L.P.
CAIMAN CAPITAL MANAGEMENT, LLC
BRIAN R. KAHN

(Name of Filing Persons (Offeror))

Common Stock
(Title of Class of Securities)

963801105
(CUSIP Number of Class of Securities)

Brian R. Kahn
Desert Equity LP
5506 Worsham Court
Windermere, Florida 34786
(407) 909-8015

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210—Fax
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,895,000	$886.94

*
Estimated for purposes of calculating the amount of the filing fee only.  Transaction value derived by multiplying 3,740,000 shares of the subject company (number of shares sought) by $4.25 (the tender offer price per share).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $886.94	Filing Party: Desert Equity LP Desert Management LLC Caiman Partners, L.P. Caiman Capital GP, L.P. Caiman Capital Management, LLC Brian R. Kahn

Form or Registration No.: Schedule TO	Date Filed: August 18, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 18, 2009 (the “Original Schedule TO”), as amended and supplemented on September 4, 2009 and September 15, 2009 (the Original Schedule TO, as so amended and supplemented, the “Schedule TO”), by Desert Equity LP, a Delaware limited partnership (the “Purchaser”), Desert Management LLC, a Delaware limited liability company, Caiman Partners, L.P., a Delaware limited partnership, Caiman Capital GP, L.P., a Delaware limited partnership, Caiman Capital Management, LLC, a Delaware limited liability company, and Brian R. Kahn, relating to the offer by the Purchaser to purchase up to a total of 3,740,000 shares of common stock, $0.10 stated value per share (the “shares”), of White Electronic Designs Corporation, an Indiana corporation (the “Company”) for $4.25 per share in cash, net to the seller (subject to applicable withholding of U.S. federal, state and local taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.”  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or in the Schedule TO.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

ITEM 4.	TERMS OF THE TRANSACTION.
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 11.	ADDITIONAL INFORMATION.

Items 4, 8, and 11 of the Schedule TO are hereby amended and supplemented as follows:

The following is hereby added to the end of Items 4, 8, and 11 of the Schedule TO:

“On September 16, 2009, the Purchaser issued a press release announcing the preliminary results of the Offer, which expired at 12:01 a.m., New York City time, on Wednesday, September 16, 2009.  A copy of the press release is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

The following exhibit is hereby added to Item 12 of the Schedule TO:

“(a)(1)(K)                      Press Release issued September 16, 2009.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2009

DESERT EQUITY LP

By:	DESERT MANAGEMENT LLC,
its general partner

	By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Sole Member and Manager

DESERT MANAGEMENT LLC

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn
Title:	Sole Member and Manager

CAIMAN PARTNERS, L.P.

By:	CAIMAN CAPITAL GP, L.P., its general partner

	By:	CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner

		By:	/s/ Brian R. Kahn
		Name:	Brian R. Kahn
		Title:	Managing Member

CAIMAN CAPITAL GP, L.P.

By:	CAIMAN CAPITAL MANAGEMENT, LLC, its managing general partner

	By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Managing Member

CAIMAN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn
Title:	Managing Member

BRIAN R. KAHN

By:	/s/ Brian R. Kahn
Name:	Brian R. Kahn, an individual

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated August 18, 2009.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9.*

(a)(1)(G)	Press Release issued August 18, 2009.*

(a)(1)(H)	Summary Advertisement.*

(a)(1)(I)	Website established by Information Agent- http://www.dfking.com/tender.*

(a)(1)(J)	Press Release issued August 13, 2009.**

(a)(1)(K)	Press Release issued September 16, 2009.

(b)	Not Applicable.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*
Previously filed with Schedule TO, filed on August 18, 2009, by Desert Equity LP, Desert Management LLC, Caiman Partners, L.P., Caiman Capital GP, L.P., Caiman Capital Management, LLC, and Brian R. Kahn.

**	Previously filed with Schedule TO, filed on August 13, 2009, by Desert Equity LP, Desert Management LLC, Caiman Partners, L.P., and Brian R. Kahn.